SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO section 24.13d-1
(a) AND AMENDMENTS THERETO FILED PURSUANT TO section 240.13D-2(a)
(Amendment No. )*

STEREOTAXIS, INC.
________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
________________________________________
(Title of Class of Securities)

85916J409
________________________________________
(CUSIP Number)

Attention: Dr. Nathan Fischel
DAFNA Capital Management, LLC
10990 Wilshire Boulevard, Suite 1400
Los Angeles, California 90024
310-954-3200

________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2016
________________________________________
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 9 pages)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON

DAFNA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]


6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,372,862 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,372,862 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,862 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27%(2)

14.	TYPE OF REPORTING PERSON

IA

(1) Consists of shares of common stock ("Common Stock") of Stereotaxis, Inc., a Delaware corporation (the "Issuer"), held by funds (the "Funds"), of which DAFNA Capital Management, LLC, a Delaware limited liability company ("DAFNA"), is the investment manager and general partner. Excludes shares of Common Stock issuable upon conversion of preferred stock and exercise of warrants held by the Funds as a result of the Ownership
Cap described herein.

(2) Based on 21,891,191 outstanding shares of Common Stock as of September 26, 2016, as represented by the Issuer.


1.	NAMES OF REPORTING PERSON

Dr. Nathan Fischel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria citizen (U.S. permanent resident)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,372,862 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,372,862 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,862 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27% (4)

14.	TYPE OF REPORTING PERSON
IN, HC

(3) Consists of shares of Common Stock held by the Funds. Dr. Nathan Fischel is the Chief Executive Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes shares of Common Stock issuable upon conversion of preferred stock and exercise of warrants held by the Funds as a result of the Ownership Cap described herein.

(4) See footnote (2) above.

1.	NAMES OF REPORTING PERSON

Dr. Fariba Ghodsian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,372,862 (5)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,372,862 (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,862 (5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27% (6)

14.	TYPE OF REPORTING PERSON

IN, HC

(5) Consists of shares of Common Stock held by the Funds. Dr. Fariba Ghodsian is the Chief Investment Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes shares of Common Stock issuable upon conversion of preferred stock and exercise of warrants held by the Funds as a result of the Ownership Cap described herein.

(6) See footnote (2) above.


Item 1.		Security and Issuer

The class of securities to which this statement on Schedule 13D relates is Common Stock, $0.001 Par Value ("Common Stock"), of Stereotaxis, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4320 Forest Park Avenue, Suite 100,
St. Louis, Missouri 63108.


Item 2.		Identity and Background

(a), (f) 	This Schedule 13D is being filed by: (i) DAFNA Capital
Management, LLC, a Delaware limited liability company ("DAFNA"); (ii) Dr. Nathan Fischel, a citizen of Austria and permanent resident of the United States of America ("Dr. Fischel"); and (iii) Dr. Fariba Ghodsian, a citizen of the United States of America ("Dr. Ghodsian") and, together with DAFNA and Dr. Fischel, the "Reporting Persons"). Dr. Fischel is the Chief Executive Officer of DAFNA and Dr. Ghodsian is the Chief Investment Officer of DAFNA.

DAFNA is the investment manager and general partner of each of DAFNA LifeScience LP, a Delaware limited partnership ("LifeScience"), DAFNA LifeScience Select LP, a Delaware limited partnership ("Select"), and DAFNA LifeScience Market Neutral, L.P., a Delaware limited partnership ("Market Neutral") and, together with LifeScience and Select, the "Funds").

(b) 	The principal business address of each of the Reporting
Persons is 10990 Wilshire Boulevard, Suite 1400 Los Angeles,
California 90024.

(c) 	The principal business of DAFNA is serving as an SEC-registered investment adviser for private investment funds, including the Funds.
The principal occupation of Dr. Fischel is serving as the Chief Executive Officer of DAFNA. The principal occupation of Dr. Ghodsian is serving as the Chief Investment Officer of DAFNA.

(d) 	During the last five years, none of the Reporting Persons
has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) 	During the last five years, none of the Reporting Persons
has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.		Source and Amount of Funds or Other Consideration

On September 29, 2016, two of the Funds acquired a total of 8,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") of the Issuer, and warrants representing the right to purchase an aggregate of 12,307,692 shares of Common Stock (the "SPA Warrants"), in exchange for a total consideration of $8,000,000 pursuant to the terms of a Securities Purchase Agreement, dated September 26, 2016, (the "SPA"). Each share of Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $0.65 per share, and the SPA Warrants have an initial exercise price of $0.70 per share. Conversion of the Preferred Stock and exercise of the SPA Warrants are subject to the Ownership Cap (as discussed below in Item 5).

The Funds utilized their working capital to acquire the securities described above.


Item 4.		Purpose of Transaction

In addition to the SPA referenced in Item 3, the Funds hold a total of (i) 1,372,862 shares of Common Stock, and (ii) warrants, issued August 7, 2013, representing the right to purchase an aggregate of 1,041,357 shares of Common Stock, (the foregoing warrants, collectively, the "Exchange Warrants" and, together with the SPA Warrants, the "Warrants"). Exercise of the Exchange Warrants is also subject to the Ownership Cap (as discussed below in Item 5).

The Reporting Persons initially reported the Funds' investment in the Issuer on a Schedule 13G filed on February 14, 2014. The Funds initially acquired the Common Stock reported therein and the Exchange Warrants for investment purposes in the ordinary course of business. The Funds subsequently acquired the Preferred Stock and SPA Warrants pursuant to the SPA.

Pursuant to the SPA, in connection with the closing of the transactions contemplated thereby, on September 29, 2016, two of the then-serving directors of the Issuer resigned from the board of directors of the Issuer (the "Board") and each of David Fischel, a Principal of DAFNA, Joseph Kiani and Arun Menawat, Ph.D. was appointed to serve on the Board.

Pursuant to the SPA, subject to limited exceptions described therein, for 61 months following the closing of the transactions contemplated by the SPA on September 29, 2016, so long as at least 8,000 of the shares of Preferred Stock issued in connection with the SPA are outstanding, at the time of any future issuance of equity securities of the Issuer (or securities convertible, exchangeable or exercisable into or for equity securities of the Issuer), each of the Funds party to the SPA will have the right to purchase a portion of such securities proportionate to its ownership interest in the Issuer on a fully-diluted basis (without giving effect to the Ownership Cap).

The transactions contemplated by the SPA and the certificate of designations have resulted, or are likely to result in, certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the present Board, changes in the Issuer's charter and material changes in the present capitalization of Issuer, each as described above, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock or engage in any of the events set forth in Items 4(a) through (j) of
Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the SPA, the Reporting
Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.



Item 5.		Interest in Securities of the Issuer

(a), (b) Based on the representations of the Issuer set forth in the SPA, 21,891,191 shares of Common Stock were outstanding as of September 26, 2016. Based on the foregoing, (i) the Funds directly hold an aggregate of 1,372,862 shares of Common Stock, or 6.27% of the outstanding Common Stock. Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) these shares and may be deemed to be the beneficial owner of these shares, for purposes of this Schedule 13D.

Additionally, the Funds directly hold an aggregate of 8,000 shares of Preferred Stock, initially convertible into an aggregate of 12,307,692 shares of Common Stock, and Warrants representing the right to acquire an aggregate of 13,349,049 shares of Common Stock. The conversion of the Preferred Stock, and exercising of the Warrants are restricted to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder of such securities and its affiliates would exceed 4.99% of the total number of shares of Common Stock then outstanding, subject to increase on not less than 61 day notice as provided in the applicable documents (the "Ownership Cap").
As a result of the Ownership Cap, the Reporting Persons do not beneficially own an aggregate of 12,307,692 shares of Common Stock issuable upon conversion of the Preferred Stock and an aggregate of 13,349,049 shares of Common Stock issuable upon exercise of the Warrants held by the Funds, and accordingly, the share ownership reported in the first paragraph of this Item 5 does not include such shares issuable upon such conversion or exercise.

(c)	Except for the transactions described above in Item 3,
none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference.

Registration Rights Agreement
On September 26, 2016, the Issuer, the Funds and other parties entered into a Registration Rights Agreement (the "Registration
Rights Agreement"), pursuant to which the Issuer agreed to (i) file with the United States Securities and Exchange Commission (the "SEC") a registration statement to register for resale all of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the SPA Warrants (without giving effect to the Ownership Cap) not later than 45 calendar days after September 29, 2016, the closing of the transactions contemplated by the SPA, and (ii) use its best efforts to cause such registration statement to be declared effective as soon as practicable, but in no event later than 120 calendar days after September 29, 2016.




Securities Purchase Agreement; Amendment and Exchange Agreement

The Funds continue to have certain rights pursuant to a Securities Purchase Agreement, dated as of May 7, 2012, by and among the Funds, the Issuer and other parties thereto, and an Amendment and Exchange Agreement, dated as of August 7, 2013, by and among the Funds, the Issuer and other parties thereto.

The summaries contained herein of the documents described above in all Items above do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.		Material to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of September 26,
2016, among LifeScience, Select, the Issuer and other parties
(incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 28, 2016).

Exhibit 2	Registration Rights Agreement, dated as of September 26,
2016, among LifeScience, Select, the Issuer and other parties
(incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on September 28, 2016).

Exhibit 3	Form of SPA Warrant of Issuer (incorporated by reference
to Exhibit 4.1 to the Form 8-K filed by the Issuer on September 28, 2016).

Exhibit 4	Certificate of Designations of Issuer, dated as of
September 29, 2016, among LifeScience, Select, the Issuer, and other parties (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on September 30, 2016).

Exhibit 5  	Stock and Warrant Purchase Agreement, dated as of May 7, 2012, among LifeScience, Select, Market Neutral, the Issuer and other parties (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer on May 8, 2012).

Exhibit 6	Form of Amendment and Exchange Agreement, dated as of
August 7, 2013, among LifeScience, Select, Market Neutral, the Issuer and other parties (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on August 8, 2013).

Exhibit 7	Form of Exchange Warrant, dated as of August 7, 2013
(incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on August 8, 2013).

Exhibit 8	Joint Filing Agreement, dated as of October 7, 2016,
among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  10/11/2016

DAFNA CAPITAL MANAGEMENT, LLC


By: /s/ Nathan Fischel
________________________________________
Name: Dr. Nathan Fischel
Its: Chief Executive Officer


  /s/ Nathan Fischel
________________________________________
Nathan Fischel, MD, CFA


   /s/ Fariba Ghodsian
________________________________________

Fariba Ghodsian, Ph.D., MBA




Exhibit 8

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended
(the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint
Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  October 11, 2016

DAFNA CAPITAL MANAGEMENT, LLC


By: /s/ Nathan Fischel
___________________________________
Dr. Nathan Fischel
Its: Chief Executive Officer


/s/ Nathan Fischel
___________________________________
Nathan Fischel, MD, CFA


/s/ Fariba Ghodsian
___________________________________
Fariba Ghodsian, Ph.D., MBA